


                                                                     Financial Statements
                                                                     Item 6(b) 1-A
                                                                     Page 1 of 22


                                 GENERAL PUBLIC UTILITIES CORPORATION
                                            BALANCE SHEETS
                                         ACTUAL AND PRO FORMA
                                         AT DECEMBER 31, 1995
                                            (IN THOUSANDS)

                                                                      Adjustments
                                                        Actual       (See page 3)      Pro Forma
    ASSETS
    Investments:
     Investments in subsidiaries                      $3 093 538       $    -          $3 093 538
     Other investments                                     4 769            -               4 769
         Total investments                             3 098 307            -           3 098 307

    Current Assets:
     Cash and temporary cash investments                   8 567            -               8 567
     Accounts receivable, net                                 75            -                  75
     Prepayments                                               6            -                   6
         Total current assets                              8 648            -               8 648

    Deferred Debits and Other Assets:
     Other                                                    68            -                  68
         Total deferred debits and other assets               68            -                  68

         Total Assets                                 $3 107 023       $    -          $3 107 023


    LIABILITIES AND CAPITAL
    Common Stock and Surplus:
     Common stock                                     $  314 458       $    -          $  314 458
     Capital surplus                                     746 449            -             746 449
     Retained earnings                                 2 004 072            -           2 004 072
         Total                                         3 064 979            -           3 064 979
     Less: reacquired common stock, at cost               90 345            -              90 345
         Total common stockholders's equity            2 974 634            -           2 974 634

    Current Liabilities:
     Notes payable                                        71 800            -              71 800
     Accounts payable                                        814            -                 814
     Taxes accrued                                             3            -                   3
     Interest accrued                                        529            -                 529
     Other                                                58 030            -              58 030
         Total current liabilities                       131 176            -             131 176

    Deferred credits and other liabilities:
     Other                                                 1 213            -               1 213
         Total Deferred credits and other liabilities      1 213            -               1 213

         Total Liabilities and Capital                $3 107 023       $    -          $3 107 023




    The accompanying note is an integral part of the financial statements.


                                                                     Financial Statements
                                                                     Item 6(b) 1-A
                                                                     Page 2 of 22


                                 GENERAL PUBLIC UTILITIES CORPORATION
                              STATEMENTS OF INCOME AND RETAINED EARNINGS
                                         ACTUAL AND PRO FORMA
                            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                                            (IN THOUSANDS)


                                                                     Adjustments
                                                        Actual      (See page 3)        Pro Forma

    Income:
     Equity in earnings of subsidiaries               $  450 902       $   -           $  450 902
     Other income, net                                       848           -                  848
         Total                                           451 750           -              451 750

    Expense, Taxes and Interest:
     General expenses                                      4 242           -                4 242
     Income tax expense                                      293           -                  293
     Interest expense                                      7 080           -                7 080
         Total                                            11 615           -               11 615
    Net Income                                        $  440 135       $   -           $  440 135

    Retained Earnings:
    Balance at beginning of period                    $1 769 909       $   -           $1 769 909
     Add -  Net income                                   440 135           -              440 135
            Net unrealized gain on investments            12 280           -               12 280
            Other adjustments, net                            36           -                   36
     Deduct -  Cash dividends on common stock            218 288           -              218 288
    Balance at end of period                          $2 004 072       $   -           $2 004 072

























    The accompanying note is an integral part of the financial statements.


                                                                     Financial Statements
                                                                     Item 6(b) 1-A
                                                                     Page 3 of 22


                                 GENERAL PUBLIC UTILITIES CORPORATION
                                         PRO FORMA ADJUSTMENTS
                                         AT DECEMBER 31, 1995
                                            (IN THOUSANDS)







            The Corporation's guarantee of GPU Service Corporation's New Loan Agreement does not require any pro forma adjustments to the financial statements
            (Corporate) of the Corporation.




                                                                     Financial Statements
                                                                     Item 6(b) 1-B
                                                                     Page 4 of 22


                    GENERAL PUBLIC UTILITIES CORPORATION AND SUBSIDIARY COMPANIES
                                     CONSOLIDATED BALANCE SHEETS
                                         ACTUAL AND PRO FORMA
                                         AT DECEMBER 31, 1995
                                            (IN THOUSANDS)
                                                                      Adjustments
                                                        Actual       (see page 7)      Pro Forma
    ASSETS
    Utility Plant:
     In service, at original cost                     $9 295 630      $    -           $9 295 630
     Less, accumulated depreciation                    3 433 240           -            3 433 240
         Net utility plant in service                  5 862 390           -            5 862 390
     Construction work in progress                       313 471           -              313 471
     Other, net                                          193 356           -              193 356
         Net utility plant                             6 369 217           -            6 369 217

    Other Property and Investments:
     Nuclear decommissioning trusts                      362 957           -              362 957
     EI Group investments, net                           288 044           -              288 044
     Nuclear fuel disposal fund                           95 393           -               95 393
     Other, net                                           39 505           -               39 505
         Total other property and investments            785 899           -              785 899

    Current Assets:
     Cash and temporary cash investments                  18 422          8 725            27 147
     Special deposits                                     14 877           -               14 877
     Accounts receivable:
       Customers, net                                    278 643           -              278 643
       Other                                              69 773           -               69 773
     Unbilled revenues                                   128 749           -              128 749
     Materials and supplies, at average cost or less:
       Construction and maintenance                      194 769           -              194 769
       Fuel                                               39 795           -               39 795
     Deferred energy costs                                13 208           -               13 208
     Deferred income taxes                                27 064           -               27 064
     Prepayments                                          42 746           -               42 746
         Total current assets                            828 046          8 725           836 771

    Deferred Debits and Other Assets:
     Regulatory assets:
       Three Mile Island Unit 2 deferred costs           368 712           -              368 712
       Unamortized property losses                       105 729           -              105 729
       Income taxes recoverable through future rates     527 584           -              527 584
       Other                                             437 683           -              437 683
         Total regulatory assets                       1 439 708           -            1 439 708
     Deferred income taxes                               330 186           -              330 186
     Other                                               116 642           -              116 642
         Total deferred debits and other assets        1 886 536           -            1 886 536

         Total Assets                                 $9 869 698      $   8 725        $9 878 423




    The accompanying note is an integral part of the consolidated financial statements.


                                                                     Financial Statements
                                                                     Item 6(b) 1-B
                                                                     Page 5 of 22


                    GENERAL PUBLIC UTILITIES CORPORATION AND SUBSIDIARY COMPANIES
                                     CONSOLIDATED BALANCE SHEETS
                                         ACTUAL AND PRO FORMA
                                         AT DECEMBER 31, 1995
                                            (IN THOUSANDS)

                                                                      Adjustments
                                                        Actual       (see page 7)      Pro Forma
    LIABILITIES AND CAPITAL
    Capitalization:
     Common stock                                     $  314 458      $    -           $  314 458
     Capital surplus                                     746 449           -              746 449
     Retained earnings                                 2 004 072           (237)        2 003 835
         Total                                         3 064 979           (237)        3 064 742
     Less, reacquired common stock, at cost               90 345           -               90 345
         Total common stockholders' equity             2 974 634           (237)        2 974 397
     Cumulative preferred stock:
       With mandatory redemption                         134 000           -              134 000
       Without mandatory redemption                       98 116           -               98 116
     Subsidiary-obligated mandatorily redeemable
       preferred securities                              330 000           -              330 000
     Long-term debt                                    2 567 898          9 300         2 577 198
         Total capitalization                          6 104 648          9 063         6 113 711

    Current Liabilities:
     Securities due within one year                      131 246           -              131 246
     Notes payable                                       123 890           -              123 890
     Obligations under capital leases                    159 565           -              159 565
     Accounts payable                                    318 394           -              318 394
     Taxes accrued                                        46 613           (168)           46 445
     Interest accrued                                     69 456           (170)           69 286
     Other                                               259 280           -              259 280
         Total current liabilities                     1 108 444           (338)        1 108 106

    Deferred Credits and Other Liabilities:
     Deferred income taxes                             1 466 060           -            1 466 060
     Unamortized investment tax credits                  145 375           -              145 375
     Three Mile Island Unit 2 future costs               413 031           -              413 031
     Regulatory liabilities                               97 999           -               97 999
     Other                                               534 141           -              534 141
         Total deferred credits and other liabilities  2 656 606           -            2 656 606

    Commitments and Contingencies (Note 1)

         Total Liabilities and Capital                $9 869 698      $   8 725        $9 878 423








    The accompanying note is an integral part of the consolidated financial statements.


                                                                     Financial Statements
                                                                     Item 6(b) 1-B
                                                                     Page 6 of 22

                    GENERAL PUBLIC UTILITIES CORPORATION AND SUBSIDIARY COMPANIES
                       CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                         ACTUAL AND PRO FORMA
                            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                                            (IN THOUSANDS)
                                                                      Adjustments
                                                        Actual        (see page 7)     Pro Forma
    Operating Revenues                                $3 804 656       $   -           $3 804 656

    Operating Expenses:
     Fuel                                                363 211           -              363 211
     Power purchased and interchanged                  1 022 361           -            1 022 361
     Deferral of energy costs, net                        (5 902)          -               (5 902)
     Other operation and maintenance                     963 609            575           964 184
     Depreciation and amortization                       377 650           -              377 650
     Taxes, other than income taxes                      349 221           -              349 221
         Total operating expenses                      3 070 150            575         3 070 725

    Operating Income Before Income Taxes                 734 506           (575)          733 931
     Income taxes                                        173 955           (168)          173 787
    Operating Income                                     560 551           (407)          560 144

    Other Income and Deductions:
     Allowance for other funds used during
       construction                                        5 113           -                5 113
     Other income/(expense), net                         216 110           -              216 110
     Income taxes                                        (90 751)          -              (90 751)
         Total other income and deductions               130 472           -              130 472

    Income Before Interest Charges and
     Preferred Dividends                                 691 023           (407)          690 616

    Interest Charges and Preferred Dividends:
     Interest on long-term debt                          188 321           (170)          188 151
     Other interest                                       30 364           -               30 364
     Allowance for borrowed funds used during
       construction                                       (9 558)          -               (9 558)
     Dividends on subsidiary-obligated mandatorily
       redeemable preferred securities                    24 816           -               24 816
     Preferred stock dividends of subsidiaries            16 945           -               16 945
         Total interest charges and preferred
           dividends                                     250 888           (170)          250 718

    Net Income                                        $  440 135       $   (237)       $  439 898

    Retained Earnings:
    Balance at beginning of period                    $1 775 759       $   -           $1 775 759
     Add -   Net income                                  440 135           (237)          439 898
             Net unrealized gain on investments            5 731           -                5 731
             Other adjustments, net                          735           -                  735
     Deduct -  Cash dividends on common stock            218 288           -              218 288
    Balance at end of period                          $2 004 072       $   (237)       $2 003 835

    The accompanying note is an integral part of the consolidated financial statements.


                                                                     Financial Statements
                                                                     Item 6(b) 1-B
                                                                     Page 7 of 22


                     GENERAL PUBLIC UTILITIES CORPORATION AND SUBSIDIARY COMPANIES
                                         PRO FORMA ADJUSTMENTS
                                         AT DECEMBER 31, 1995
                                            (IN THOUSANDS)



                                                  (1)
            Cash                                                  $40,000
                  Long-Term Debt                                              $40,000

            To record borrowings under the New Loan Agreement.


                                                  (2)

            Long-Term Debt                                        $30,700
                  Cash                                                        $30,700

            To record repayment of existing loans.


                                                  (3)

            Interest Accrued                                         $170
                  Interest Expense                                               $170

            To record interest savings from the New Loan Agreement, assuming interest expense of $2,860 under the existing loans (principal balance of $30,700 at a an estimated blended rate of 9.32%) versus interest expense of $2,690 under the new loan (principal balance of $40,000 at an estimated rate of 6.725%).


                                                  (4)

            Other Operation & Maintenance Expense                    $575
                  Cash                                                           $575

            To record fees associated with the New Loan Agreement, including a prepayment premium on the existing loans, legal and bank fees.


                                                  (5)

            Taxes Accrued                                            $168
                  Tax Expense                                                    $168

            To record the decreased tax expense associated with a net increase in expenses.

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 8 of 22


 GENERAL PUBLIC UTILITIES CORPORATION AND SUBSIDIARY COMPANIES

 NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
     General Public Utilities Corporation (the Corporation) is a holding company registered under the Public Utility Holding Company Act of 1935. The Corporation does not directly operate any utility properties, but owns all the outstanding common stock of three electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec) (the Subsidiaries). The Subsidiaries serve areas of New Jersey and Pennsylvania with a population of approximately five million, with revenues about equally divided between New Jersey and Pennsylvania customers. The Corporation also owns all the common stock of GPU Service Corporation (GPUSC), a service company; GPU Nuclear Corporation
 (GPUN), which operates and maintains the nuclear units of the Subsidiaries; and Energy Initiatives, Inc., EI Power, Inc. and EI Energy, Inc., (collectively, the "EI Group"), which develop, own and operate generation, transmission and distribution facilities in the United States and in foreign countries. All of these companies considered together with their subsidiaries are referred to as the "GPU System."


 1.  COMMITMENTS AND CONTINGENCIES

                               NUCLEAR FACILITIES

     The Subsidiaries have made investments in three major nuclear projects-- Three Mile Island Unit 1 (TMI-1) and Oyster Creek, both of which are operational generating facilities, and Three Mile Island Unit 2 (TMI-2), which was damaged during a 1979 accident. TMI-1 and TMI-2 are jointly owned by JCP&L, Met-Ed and Penelec in the percentages of 25%, 50% and 25%,
 respectively.  Oyster Creek is owned by JCP&L.   At December 31, the
 Subsidiaries' net investment in TMI-1 and Oyster Creek, including nuclear fuel, was as follows:

                                 Net Investment (in millions)
                                    TMI-1     Oyster Creek
           December 31, 1995        $640          $785
           December 31, 1994        $627          $817

     The Subsidiaries' net investment in TMI-2 at December 31, 1995 and 1994 was $95 million and $103 million, respectively, of which JCP&L's remaining investment was $85 million and $89 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed and Penelec are collecting revenues for TMI-2 related to their wholesale customers.

     Costs associated with the operation, maintenance and retirement of nuclear plants continue to be significant and less predictable than costs associated with other sources of generation, in large part due to changing regulatory requirements, safety standards, availability of nuclear waste disposal facilities and experience gained in the construction and operation of nuclear facilities. The GPU System may also incur costs and experience reduced output at its nuclear plants because of the prevailing design criteria

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 9 of 22


 at the time of construction and the age of the plants' systems and equipment. In addition, for economic or other reasons, operation of these plants for the full term of their now-assumed lives cannot be assured. Also, not all risks associated with the ownership or operation of nuclear facilities may be adequately insured or insurable. Consequently, the ability of electric utilities to obtain adequate and timely recovery of costs associated with nuclear projects, including replacement power, any unamortized investment at the end of each plant's useful life (whether scheduled or premature), the carrying costs of that investment and retirement costs, is not assured (see NUCLEAR PLANT RETIREMENT COSTS). Management intends, in general, to seek recovery of such costs through the ratemaking process, but recognizes that recovery is not assured (see COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT).

 TMI-2:

     The 1979 TMI-2 accident resulted in significant damage to, and contamination of, the plant and a release of radioactivity to the environment. The cleanup program was completed in 1990, and after receiving Nuclear Regulatory Commission (NRC) approval, TMI-2 entered into long-term monitored storage in December 1993.

     As a result of the accident and its aftermath, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, have been asserted against the Corporation and the Subsidiaries. Approximately 2,100 of such claims are pending in the United States District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

     At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the Subsidiaries had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan, and (c) an indemnity agreement with the NRC for up to $85 million, bringing their total primary, secondary and tertiary financial protection up to an aggregate of $560 million. Under the secondary level, the Subsidiaries are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million.

     The insurers of TMI-2 had been providing a defense against all TMI-2 accident-related claims against the Corporation and the Subsidiaries and their suppliers (the defendants) under a reservation of rights with respect to any award of punitive damages. However, in March 1994, the defendants in the TMI-2 litigation and the insurers agreed that the insurers would withdraw their reservation of rights with respect to any award of punitive damages. A trial of ten allegedly representative cases is scheduled to begin in June 1996.

     In October 1995, the U.S. Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 10 of 22


 financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages. The Corporation and its Subsidiaries have asked the U.S. Supreme Court to review that portion of the Court of Appeals' decision that punitive damages may be recovered in public liability actions under the Price-Anderson Act. The Corporation and its Subsidiaries do not know whether plaintiffs will appeal any aspect of the Court of Appeals' decision.

     Based upon the Court of Appeals' decision, the Corporation and its Subsidiaries believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.

     The Court of Appeals also found that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the Corporation and its Subsidiaries proposed). The Court of Appeals had also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. The Corporation and its Subsidiaries have requested that the U. S. Supreme Court review this issue. They do not know whether plaintiffs will do so as well.

     There can be no assurance as to the outcome of this litigation.


                         NUCLEAR PLANT RETIREMENT COSTS

     Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. As described in the NUCLEAR FUEL DISPOSAL FEE section of Note 2, the disposal of spent nuclear fuel is covered separately by contracts with the U.S. Department of Energy (DOE).

     In 1990, the Subsidiaries submitted a report, in compliance with NRC regulations, setting forth a funding plan (employing the external sinking fund method) for the decommissioning of their nuclear reactors. Under this plan, the Subsidiaries intend to complete the funding for Oyster Creek and TMI-1 by the end of the plants' license terms, 2009 and 2014, respectively. The TMI-2 funding completion date is 2014, consistent with TMI-2's remaining in long-term storage and being decommissioned at the same time as TMI-1. Under the NRC regulations, the funding targets (in 1995 dollars) for TMI-1 and Oyster Creek are $157 million and $189 million, respectively. Based on NRC studies, a comparable funding target for TMI-2 has been developed which takes the accident into account ($250 million in 1995 dollars). The NRC continues to study the levels of these funding targets. Management cannot predict the effect that the results of this review will have on the funding targets. The funding targets, while not considered cost estimates, are reference levels designed to assure that licensees demonstrate adequate financial responsibility for decommissioning. While the regulations address activities related to the removal of the radiological portions of the plants, they do not establish residual radioactivity limits nor do they address costs related to the removal of nonradiological structures and materials.

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 11 of 22


     The Subsidiaries charge to expense and contribute to external trusts amounts collected from customers for nuclear plant decommissioning and nonradiological costs. In addition, the Subsidiaries have contributed amounts written off for TMI-2 nuclear plant decommissioning in 1990 and 1991 to TMI-2's external trust (see TMI-2 Future Costs). Amounts deposited in external trusts, including the interest earned on these funds, are classified as Nuclear Decommissioning Trusts on the Balance Sheet.

     In 1995, a consultant to GPUN performed site-specific studies of the TMI site, including both Units 1 and 2, and of Oyster Creek, that considered various decommissioning methods and estimated the cost of decommissioning the radiological portions and the cost of removal of the nonradiological portions of each plant, using the prompt removal/dismantlement method. GPUN management has reviewed the methodology and assumptions used in the site-specific studies, is in agreement with them, and believes the results are reasonable as follows:
                                             (in millions)
                                    Oyster
                                    Creek      TMI-1       TMI-2

 Radiological decommissioning         $347      $295        $358
 Nonradiological cost of removal        33        73          37*
      Total                           $380      $368        $395

 * Net of $3 million spent as of December 31, 1995.

     The ultimate cost of retiring the GPU System's nuclear facilities may be different from the cost estimates contained in these site-specific studies. Such costs are subject to (a) the escalation of various cost elements (including, but not limited to, general inflation), (b) the further development of regulatory requirements governing decommissioning, (c) the technology available at the time of decommissioning, and (d) the availability of nuclear waste disposal facilities.

     The Financial Accounting Standards Board (FASB) is reviewing the utility industry's accounting practices for closure and removal of long-lived assets, including nuclear plant retirement costs. If the FASB's tentative conclusions are adopted, Oyster Creek and TMI-1 future retirement costs will have to be recognized as a liability currently, rather than recorded over the life of the plants (as is currently the practice), with an offsetting asset recorded for amounts collectible through rates. Any amounts not collectible through rates will have to be charged to expense. For TMI-2, a liability has already been recognized since the plant is no longer operating (see TMI-2 Future Costs). The FASB is expected to release an Exposure Draft in early 1996, and a final statement is expected to be effective for fiscal years beginning after December 15, 1996.

 TMI-1 and Oyster Creek:

     JCP&L is collecting revenues for decommissioning, which are expected to result in the accumulation of its share of the NRC funding target for each plant. JCP&L is also collecting revenues, based on estimates of $15.3 million for TMI-1 and $31.6 million for Oyster Creek adopted in previous rate orders issued by the New Jersey Board of Public Utilities (NJBPU), for its share of the cost of removal of nonradiological structures and materials. The

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 12 of 22


 Pennsylvania Public Utility Commission (PaPUC) previously granted Met-Ed revenues for decommissioning costs of TMI-1 based on its share of the NRC funding target and nonradiological cost of removal estimated in an earlier 1988 site-specific study to be $74 million (in 1995 dollars). The PaPUC also approved a rate change for Penelec which increased the collection of revenues for decommissioning costs for TMI-1 to a basis equivalent to that granted Met-Ed. Collections from customers for retirement expenditures are deposited in external trusts. Provision for the future expenditure of these funds has been made in accumulated depreciation, amounting to $73 million for TMI-1 and $138 million for Oyster Creek at December 31, 1995. Oyster Creek and TMI-1 retirement costs are charged to depreciation expense over the expected service life of each nuclear plant, and amounted to $13 million and $15 million, respectively, for 1995.

     Management believes that any TMI-1 and Oyster Creek retirement costs, in excess of those currently recognized for ratemaking purposes, should be recoverable under the current ratemaking process.

 TMI-2 Future Costs:

   The estimated liabilities for TMI-2 Future Costs (reflected as Three Mile Island Unit 2 Future Costs on the Balance Sheet) as of December 31, 1995 and 1994 are as follows:

                                       (in millions)      (in millions)
                                           1995                1994
 Radiological Decommissioning              $358                $250
 Nonradiological Cost of Removal             37*                 72*
 Incremental Monitored Storage               18                  19
      Total                                $413                $341

 * Net of $3 million and $2 million spent as of December 31, 1995 and December 31, 1994, respectively.

       The 1994 liability for radiological decommissioning was based on the NRC funding target, while the 1994 liability for nonradiological cost of removal was based on the 1988 site-specific study for TMI-1 ($74 million).
 The 1995 liability recorded on the Balance Sheet for radiological decommissioning and nonradiological cost of removal is based on the 1995 site-specific study.

     Offsetting the $413 million liability is $271 million which is probable of recovery from customers and included in Three Mile Island Unit 2 Deferred Costs on the Balance Sheet, and $143 million in trust funds for TMI-2 and included in Nuclear Decommissioning Trusts on the Balance Sheet. Of the $271 million still to be recovered from customers, $66 million represents an increase from 1994 due to the 1995 site-specific study. Earnings on trust fund deposits collected from customers are included in amounts shown on the Balance Sheet under Three Mile Island Unit 2 Deferred Costs. TMI-2 decommissioning costs charged to expense in 1995 amounted to $14 million.

     The NJBPU has granted JCP&L decommissioning revenues for the remainder of the NRC funding target and allowances for the cost of removal of nonradiological structures and materials. In 1993, a PaPUC rate order permitted Met-Ed future recovery of certain TMI-2 retirement costs, based on

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 13 of 22


 the NRC funding target, and the cost of removal of nonradiological structures and materials, based on the 1988 site-specific study. The Pennsylvania Office of Consumer Advocate appealed that order to the Commonwealth Court, which reversed the PaPUC order in 1994. Consequently, Met-Ed recorded pre-tax charges totaling $127.6 million during 1994. Penelec, which is also subject to PaPUC regulation, recorded pre-tax charges of $56.3 million during 1994 for its share of such costs applicable to its retail customers. These charges appear in the Other Income and Deductions section of the 1994 Consolidated Statement of Income and are composed of $121 million for radiological decommissioning costs, $48.2 million for the nonradiological cost of removal and $14.7 million for incremental monitored storage costs. In September 1995, the Pennsylvania Supreme Court reversed the Commonwealth Court decision. Met-Ed and Penelec have therefore reversed the previous write-offs, resulting in pre-tax income of $127.6 million and $56.3 million, respectively, being credited to the Other Income and Deductions section of the 1995 Consolidated Statement of Income. However, notwithstanding the Supreme Court's decision, Met-Ed and Penelec have determined that the recovery of the incremental monitored storage costs is no longer probable, and have recorded pre-tax charges to operating income of $10 million and $4.7 million, respectively, during 1995.

     At December 31, 1995 the accident-related portion of TMI-2 radiological decommissioning costs is considered to be $63 million, which is the difference between the 1995 TMI-1 and TMI-2 site-specific study estimates of $295 million and $358 million, respectively. In connection with rate case resolutions at the time, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts relating to their shares of the accident-related portions of the decommissioning liability. In 1990, JCP&L contributed $15 million and in 1991, Met-Ed and Penelec contributed $40 million and $20 million respectively, to irrevocable external trusts. These contributions were not recovered from customers and have been expensed. The Subsidiaries will not pursue recovery from customers for any of these amounts contributed in excess of the $63 million accident-related portion referred to above.

     JCP&L intends to seek recovery for any increases in TMI-2 retirement costs, and Met-Ed and Penelec intend to seek recovery for any increases in the nonaccident-related portion of such costs, but recognize that recovery cannot be assured.

     As a result of TMI-2's entering long-term monitored storage in late 1993, the Subsidiaries are incurring incremental storage costs of approximately $1 million annually. The Subsidiaries estimate that the remaining storage costs will total $18 million through 2014, the expected retirement date of TMI-1. JCP&L's rates reflect its $5 million share of these costs.


                                    INSURANCE

     The GPU System has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy (primarily incremental replacement power costs). There is no assurance that the GPU System will maintain all existing insurance coverages. Losses or

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 14 of 22


 liabilities that are not completely insured, unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of the GPU System.

     The decontamination liability, premature decommissioning and property damage insurance coverage for the TMI station and for Oyster Creek totals
 $2.7 billion per site. In accordance with NRC regulations, these insurance policies generally require that proceeds first be used for stabilization of the reactors and then to pay for decontamination and debris removal expenses. Any remaining amounts available under the policies may then be used for repair and restoration costs and decommissioning costs. Consequently, there can be no assurance that in the event of a nuclear incident, property damage insurance proceeds would be available for the repair and restoration of that station.

     The Price-Anderson Act limits the GPU System's liability to third parties for a nuclear incident at one of its sites to approximately $8.9 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Under secondary financial protection, a nuclear incident at any licensed nuclear power reactor in the country, including those owned by the GPU System, could result in assessments of up to $79 million per incident for each of the GPU System's two operating reactors, subject to an annual maximum payment of $10 million per incident per reactor. In addition to the retrospective premiums payable under Price-Anderson, the GPU System is also subject to retrospective premium assessments of up to $69 million in any one year under insurance policies applicable to nuclear operations and facilities.

     The GPU System has insurance coverage for incremental replacement power costs resulting from an accident-related outage at its nuclear plants. Coverage commences after the first 21 weeks of the outage and continues for three years beginning at $1.8 million for Oyster Creek and $2.6 million for TMI-1 per week for the first year, decreasing to 80 percent of such amounts for years two and three.


               COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

 Nonutility Generation Agreements:

     Pursuant to the requirements of the federal Public Utility Regulatory Policies Act (PURPA) and state regulatory directives, the Subsidiaries have entered into power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity for periods up to 26 years. The majority of these agreements contain certain contract limitations and subject the NUGs to penalties for nonperformance. While a few of these facilities are dispatchable, most are must-run and generally obligate the Subsidiaries to purchase, at the contract price, the net output up to the contract limits. As of December 31, 1995, facilities covered by these agreements having 1,624 MW (JCP&L 892 MW, Met-Ed 335 MW and Penelec 397 MW) of capacity were in service. Actual payments from 1993 through 1995, and estimated payments from 1996 through 2000 to NUGs, assuming that all facilities which have existing agreements, or which have obtained orders granting them agreements, enter service, are as follows:

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 15 of 22


                      Payments Under Nonutility Agreements
                                  (in millions)

                               Total       JCP&L       Met-Ed      Penelec

       1993                   $  491       $ 292       $  95       $ 104
       1994                      528         304         101         123
       1995                      670         381         131         158
     * 1996                      696         369         151         176
     * 1997                      739         400         155         184
     * 1998                      837         430         210         197
     * 1999                      931         442         211         278
     * 2000                      987         463         216         308

 * Estimate

     Of these amounts, payments to the projects which are not in service at December 31, 1995 total $40 million, $123 million, $202 million and $231 million for 1997, 1998, 1999 and 2000, respectively.

     In the year 2000 these agreements, in the aggregate, will provide approximately 2,062 MW (JCP&L 1,002 MW, Met-Ed 485 MW and Penelec 575 MW) of capacity and energy to the GPU System, at varying prices.

     The emerging competitive generation market has created uncertainty regarding the forecasting of the System's energy supply needs which has caused the Subsidiaries to change their supply strategy to seek shorter-term agreements offering more flexibility. Due to the current availability of excess capacity in the marketplace, the cost of near- to intermediate-term (i.e., one to eight years) energy supply from generation facilities now in service is currently and is expected to continue to be priced below the costs of new supply sources, at least for some time. The projected cost of energy from new generation supply sources has also decreased due to improvements in power plant technologies and reduced forecasted fuel prices. As a result of these developments, the rates under virtually all of the Subsidiaries' NUG agreements are substantially in excess of current and projected prices from alternative sources.

     The Subsidiaries are seeking to reduce the above market costs of these NUG agreements by (1) attempting to convert must-run agreements to dispatchable agreements; (2) attempting to renegotiate prices of the agreements; (3) offering contract buyouts while seeking to recover the costs through their energy adjustment clauses (see Managing Nonutility Generation, in Management's Discussion and Analysis of Financial Condition and Results of Operations); and (4) initiating proceedings before federal and state agencies, and in the courts, where appropriate. In addition, the Subsidiaries intend to avoid, to the maximum extent practicable, entering into any new NUG agreements that are not needed or not consistent with current market pricing and are supporting legislative efforts to repeal PURPA. These efforts may result in claims against the GPU System for substantial damages. There can, however, be no assurance as to what extent the Subsidiaries' efforts will be successful in whole or in part.

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 16 of 22


     While the Subsidiaries thus far have been granted recovery of their NUG costs from customers by the PaPUC and NJBPU, there can be no assurance that the Subsidiaries will continue to be able to recover these costs throughout the term of the related agreements. The GPU System currently estimates that for 1998, when substantially all of these NUG projects are scheduled to be in service, above market payments (benchmarked against the expected cost of electricity produced by a new gas-fired combined-cycle facility) will range from $240 million to $350 million. The amount of these estimated above-market payments may increase or decrease substantially based upon, among other things, payment escalations in the contract terms, changes in fuel prices and changes in the capital and operating cost of new generating equipment.

 Regulatory Assets and Liabilities:

     In accordance with Statement of Financial Accounting Standards No. 71
 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," the GPU System's financial statements reflect assets and costs based on current cost-based ratemaking regulation. Continued accounting under FAS 71 requires that the following criteria be met:

       a) A utility's rates for regulated services provided to its customers are established by, or are subject to approval by, an independent third-party regulator;

       b) The regulated rates are designed to recover specific costs of providing the regulated services or products; and

       c) In view of the demand for the regulated services and the level of competition, direct and indirect, it is reasonable to assume that rates set at levels that will recover a utility's costs can be charged to and collected from customers. This criteria requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.

     A utility's operations can cease to meet those criteria for various reasons, including deregulation, a change in the method of regulation, or a change in the competitive environment for the utility's regulated services. Regardless of the reason, a utility whose operations cease to meet those criteria should discontinue application of FAS 71 and report that discontinuation by eliminating from its Balance Sheet the effects of any actions of regulators that had been recognized as assets and liabilities pursuant to FAS 71, but which would not have been recognized as assets and liabilities by enterprises in general.

     In accordance with the provisions of FAS 71, the Subsidiaries have deferred certain costs pursuant to actions of the NJBPU, PaPUC and Federal Energy Regulatory Commission (FERC) and are recovering or expect to recover such costs in electric rates charged to customers. Regulatory assets are reflected in the Deferred Debits and Other Assets section of the Consolidated Balance Sheet, and regulatory liabilities are reflected in the Deferred Credits and Other Liabilities section of the Consolidated Balance Sheet. Regulatory assets and liabilities, as reflected in the December 31, 1995 Consolidated Balance Sheet, were as follows:

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 17 of 22


                                                        (in thousands)
                                                     Assets     Liabilities
 Income taxes recoverable/refundable
   through future rates                            $  527,584     $94,931
 TMI-2 deferred costs                                 368,712        -
 Unamortized property losses                          105,729        -
 NUG contract termination costs                        84,132        -
 Other postretirement benefits                         58,362        -
 N.J. unit tax                                         51,518        -
 Unamortized loss on reacquired debt                   50,198        -
 Load and demand-side management programs              48,071        -
 DOE enrichment facility decommissioning               38,519        -
 Manufactured gas plant remediation                    29,608        -
 Nuclear fuel disposal fee                             21,946        -
 N.J. low-level radwaste disposal                      21,778        -
 Storm damage                                          18,294        -
 Oyster Creek deferred costs                            4,830        -
 Other                                                 10,427       3,068
      Total                                        $1,439,708     $97,999

 Income taxes recoverable/refundable through future rates: Represents amounts deferred due to the implementation of FAS 109, "Accounting for Income Taxes," in 1993.

 TMI-2 deferred costs: Represents costs that are recoverable through rates for the Subsidiaries' remaining investment in the plant and fuel core, radiological decommissioning and the cost of removal of nonradiological structures and materials in accordance with the 1995 site-specific study, and JCP&L's share of long-term monitored storage costs. For additional information, see TMI-2 Future Costs.

 Unamortized property losses: Consists mainly of costs associated with JCP&L's Forked River Project, which are included in rates.

 NUG contract termination costs: Represents one-time costs incurred for terminating power purchase contracts with NUGs, for which rate recovery has been granted or is probable (see Managing Nonutility Generation, in Management's Discussion and Analysis of Financial Condition and Results of Operations).

 Other postretirement benefits: Includes costs associated with the adoption of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which are deferred in accordance with Emerging Issues Task Force Issue 92-12, "Accounting for OPEB Costs by Rate-Regulated Enterprises."

 N.J. unit tax: JCP&L received NJBPU approval in 1993 to recover, with interest, over a ten-year period on an annuity basis, $71.8 million of Gross Receipts and Franchise Tax not previously recovered from customers.

 Unamortized loss on reacquired debt: Represents premiums and expenses incurred in the early redemption of long-term debt. In accordance with FERC regulations, reacquired debt costs are amortized over the remaining original life of the retired debt.

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 18 of 22


 Load and demand-side management (DSM) programs: Consists of load-management costs that are currently being recovered, with interest, through JCP&L's retail base rates pursuant to a 1993 NJBPU order, and other DSM program expenditures that are recovered annually. Also includes provisions for lost revenues between base rate cases and performance incentives.

 DOE enrichment facility decommissioning: These costs, representing payments to the DOE over a 15-year period beginning in 1994, are currently being collected through the Subsidiaries' energy adjustment clauses.

 Manufactured gas plant remediation: Consists of costs being recovered associated with the investigation and remediation of several gas manufacturing plants. For additional information, see ENVIRONMENTAL MATTERS.

 Nuclear fuel disposal fee: Represents amounts recoverable through rates for estimated future disposal costs for spent nuclear fuel at Oyster Creek and TMI-1 in accordance with the Nuclear Waste Policy Act of 1982.

 N.J. low-level radwaste disposal: Represents the accrual of the estimated assessment for the siting of a disposal facility for low-level waste from Oyster Creek, less amortization as allowed in JCP&L's rates.

 Storm damage: Relates to incremental noncapital costs associated with various storms in the JCP&L service territory that are not recoverable through insurance. These amounts were deferred based upon past rate recovery precedent. An annual amount for recovery of storm damage expense is included in JCP&L's retail base rates.

 Oyster Creek deferred costs: Consists of replacement power and operation and maintenance (O&M) costs deferred in accordance with orders from the NJBPU. JCP&L has been granted recovery of these costs through rates at an annual amount until fully amortized.

     Amounts related to the decommissioning of TMI-1 and Oyster Creek, which are not included in Regulatory Assets on the Balance Sheet, are separately disclosed in NUCLEAR PLANT RETIREMENT COSTS.

     The Subsidiaries continue to be subject to cost-based ratemaking regulation. However, in the event that either all or a portion of their operations are no longer subject to these provisions, the related regulatory assets, net of regulatory liabilities, would have to be written off. In addition, any above market costs of purchased power commitments would have to be expensed (see Nonutility Generation Agreements), and increased depreciation expense would have to be recorded for any differences created by the use of a regulated depreciation method that is different from that which would have been used under generally accepted accounting principles for enterprises in general. The Corporation is unable to estimate when and to what extent FAS 71 may no longer be applicable.


                              ENVIRONMENTAL MATTERS

     As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, air quality, global warming,

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 19 of 22


 electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, the GPU System may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or clean up waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants, mine refuse piles and generating facilities, and with regard to electromagnetic fields, postpone or cancel the installation of, or replace or modify, utility plant, the costs of which could be material.

     To comply with the federal Clean Air Act Amendments of 1990 (Clean Air
 Act), the Subsidiaries expect to spend up to $410 million for air pollution control equipment by the year 2000, of which approximately $234 million has already been spent. In developing its least-cost plan to comply with the Clean Air Act, the GPU System will continue to evaluate major capital investments compared to participation in the emission allowance market and the use of low-sulfur fuel or retirement of facilities. In 1994, the Ozone Transport Commission (OTC), consisting of representatives of 12 northeast states (including New Jersey and Pennsylvania) and the District of Columbia, proposed reductions in nitrogen oxide (NOx) emissions it believes necessary to meet ambient air quality standards for ozone and the statutory deadlines set by the Clean Air Act. The Subsidiaries expect that the U.S. Environmental Protection Agency (EPA) will approve state implementation plans consistent with the proposal, and that as a result, they will spend an estimated $60 million (included in the Clean Air Act total), beginning in 1997, to meet the seasonal reductions agreed upon by the OTC. The OTC has stated that it anticipates that additional NOx reductions will be necessary to meet the Clean Air Act's 2005 National Ambient Air Quality Standard for ozone. However, the specific requirements that will have to be met at that time have not been finalized. The Subsidiaries are unable to determine what additional costs, if any, will be incurred.

     The GPU System companies have been notified by the EPA and state environmental authorities that they are among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at 11 hazardous and/or toxic waste sites. In addition, the Subsidiaries have been requested to voluntarily participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not yet been named as PRPs. The Subsidiaries have also been named in lawsuits requesting damages for hazardous and/or toxic substances allegedly released into the environment. The ultimate cost of remediation will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU System companies.

     JCP&L has entered into agreements with the New Jersey Department of Environmental Protection (NJDEP) for the investigation and remediation of 17 formerly owned manufactured gas plant sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites.
 As of December 31, 1995, JCP&L has an estimated environmental liability of $29 million recorded on its Balance Sheet relating to these sites. The estimated liability is based upon ongoing site investigations and remediation efforts, including capping the sites and pumping and treatment of ground water. If the periods over which the remediation is currently expected to be performed are

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 20 of 22


 lengthened, JCP&L believes that it is reasonably possible that the future costs may range as high as $50 million. Estimates of these costs are subject to significant uncertainties because: JCP&L does not presently own or control most of these sites; the environmental standards have changed in the past and are subject to future change; the accepted technologies are subject to further development; and the related costs for these technologies are uncertain. If JCP&L is required to utilize different remediation methods, the costs could be materially in excess of $50 million.

     In 1993, the NJBPU approved a mechanism similar to JCP&L's Levelized Energy Adjustment Clause (LEAC) for the recovery of future manufactured gas plant remediation costs when expenditures exceed prior collections. The NJBPU decision also provided for interest on any overrecovery to be credited to customers until the overrecovery is eliminated and for future costs to be amortized over seven years with interest. JCP&L is pursuing reimbursement of the remediation costs from its insurance carriers. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relative to these manufactured gas plant sites. JCP&L requested the Court to order the insurance carriers to reimburse JCP&L for all amounts it has paid, or may be required to pay, in connection with the remediation of the sites. Pretrial discovery has begun in this case.

     The GPU System companies are unable to estimate the extent of possible remediation and associated costs of additional environmental matters. Also unknown are the consequences of environmental issues, which could cause the postponement or cancellation of either the installation or replacement of utility plant.


                       OTHER COMMITMENTS AND CONTINGENCIES

     The GPU System's construction programs, for which substantial commitments have been incurred and which extend over several years, contemplate expenditures of $491 million during 1996. As a consequence of reliability, licensing, environmental and other requirements, additions to utility plant may be required relatively late in their expected service lives. If such additions are made, current depreciation allowance methodology may not make adequate provision for the recovery of such investments during their remaining lives. Management intends to seek recovery of such costs through the ratemaking process, but recognizes that recovery is not assured.

     The Subsidiaries have entered into long-term contracts with nonaffiliated mining companies for the purchase of coal for certain generating stations in which they have ownership interests. The contracts, which expire at various dates between 1996 and 2004, require the purchase of either fixed or minimum amounts of the stations' coal requirements. The price of the coal under the contracts is based on adjustments of indexed cost components. One contract also includes a provision for the payment of postretirement benefit costs. The Subsidiaries' share of the cost of coal purchased under these agreements is expected to aggregate $115 million for 1996.

     JCP&L has entered into agreements with other utilities to purchase capacity and energy for various periods through 2004. These agreements will provide for up to 1,085 MW in 1996, declining to 878 MW in 1999 and 696 MW in

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 21 of 22


 2004. For the years 1996, 1997, 1998, 1999 and 2000, payments pursuant to these agreements are estimated to be $174 million, $164 million, $145 million, $124 million, and $95 million, respectively.

     JCP&L is constructing a 141 MW gas-fired combustion turbine at its Gilbert generating station. This estimated $50 million project, of which $34 million has been spent, is expected to be in-service by mid-1996. In 1995, the NJDEP issued an air permit for the facility based, in part, on the NJBPU's 1994 order which found that New Jersey's Electric Facility Need Assessment Act is not applicable and that construction of this facility, without a market test, is consistent with New Jersey energy policies. An industry trade group representing NUGs has appealed the NJDEP's issuance of the air permit and the NJBPU's order to the Appellate Division of the New Jersey Superior Court. There can be no assurance as to the outcome of this proceeding.

     The NJBPU has instituted a generic proceeding to address the appropriate recovery of capacity costs associated with electric utility power purchases from NUG projects. The proceeding was initiated, in part, to respond to contentions of the Division of the Ratepayer Advocate that by permitting utilities to recover such costs through the LEAC, an excess or "double" recovery may result when combined with the recovery of the utilities' embedded
 capacity costs through their base rates.    In 1994, the NJBPU ruled that the
 LEAC periods prior to March 1991 were considered closed but subsequent LEAC periods remain open for further investigation. This matter is pending before a NJBPU Administrative Law Judge. JCP&L estimates that the potential refund liability for the LEAC periods from March 1991 through February 1996, the end of the current LEAC period, is $55 million. There can be no assurance as to the outcome of this proceeding.

     JCP&L's two operating nuclear units are subject to the NJBPU's annual nuclear performance standard. Operation of these units at an aggregate annual generating capacity factor below 65% or above 75% would trigger a charge or credit based on replacement energy costs. At current cost levels, the maximum annual effect on net income of the performance standard charge at a 40% capacity factor would be approximately $10 million before tax. While a capacity factor below 40% would generate no specific monetary charge, it would require the issue to be brought before the NJBPU for review. The annual measurement period, which begins in March of each year, coincides with that used for the LEAC.

     As of December 31, 1995, approximately 52% of the GPU System's workforce was represented by unions for collective bargaining purposes. JCP&L employees' collective bargaining agreement is due to expire in 1996, representing 45% of GPU's union employees.

     Niagara Mohawk Power Corporation (NIMO) has filed with the New York
 Public Service Commission a proposed restructuring plan that it claims may be needed to avoid seeking reorganization under Chapter XI of the Bankruptcy Code. Energy Initiatives has ownership interests, with an aggregate book value of approximately $35 million, in three NUG projects which have long-term purchase power agreements with NIMO. In the restructuring plan, NIMO has insisted on renegotiating all of its contracts with NUGs, and has claimed that it has the right to use eminent domain to condemn NUG facilities, if such negotiations are not successful. There can be no assurance as to the outcome of this matter.

                                                           Financial Statements
                                                           Item 6(b)
                                                           Page 22 of 22


     NIMO has also initiated actions in federal and state court seeking to invalidate numerous NUG contracts or limit the amount of annual generation produced by the NUG, and is withholding allegedly "excess" payments made in respect of "over generation" under these contracts, including the contracts for two of Energy Initiatives' projects. NIMO alleges to have overpaid Energy Initiatives approximately $10 million for the years 1993 through 1995. Energy Initiatives has filed motions to dismiss these complaints and is vigorously defending these actions. There can be no assurance as to the outcome of these proceedings.

     At December 31, 1995, the EI Group had investments totaling $160 million in facilities located in four foreign countries. Although management attempts to mitigate the risk of investing in certain foreign countries by securing political risk insurance, the EI Group faces additional risks inherent to operating in such locations, including foreign currency fluctuations (see EI GROUP, in Management's Discussion and Analysis of Financial Condition and Results of Operations).

     In March 1995, the FASB issued FAS 121, "Accounting for the Impairment of Long-Lived Assets," which is effective for fiscal years beginning after June 15, 1995. FAS 121 requires that long-lived assets, identifiable intangibles, capital leases and goodwill be reviewed for impairment whenever events occur or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In addition, FAS 121 requires that regulatory assets meet the recovery criteria of FAS 71, "Accounting for the Effects of Certain Types of Regulation," on an ongoing basis in order to avoid a writedown (see Regulatory Assets and Liabilities).

     The implementation of FAS 121 by the GPU System in 1995 did not have an impact on results of operations because management believes the carrying amounts of all assets are probable of recovery from customers. However, as the Subsidiaries enter a more competitive environment, some assets could be subject to impairment, thereby necessitating writedowns, which could have a material adverse effect on the GPU System's results of operations and financial condition.

     The FASB exposure draft relating to closure and removal of long-lived assets (see NUCLEAR PLANT RETIREMENT COSTS), applies to all long-lived assets, including fossil-fueled generating plants. For these assets, a liability will have to be recognized wherever a legal or constructive obligation exists to perform dismantlement or removal activities.

     During the normal course of the operation of their businesses, in addition to the matters described above, the GPU System companies are from time to time involved in disputes, claims and, in some cases, as defendants in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on the GPU System's financial position or results of operations, there can be no assurance that this will continue to be the case.